Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Announcement of Revised Results Forecasts of

the Sub-subsidiary Wakodo Co., Ltd.

Tokyo, October 28, 2005 – DAIICHI SANKYO COMPANY, LIMITED has announced that its Group company, Wakodo Co., Ltd., has revised its business achievement forecasts for the fiscal year ended March 2006 as indicated in the appendix, which was originally released on May 13, 2005. The effect that these revisions to their forecasted business achievements will have on the consolidated results with this company is negligible.

<Appendix>

For Immediate Release

Company name: Wakodo Co., Ltd.

Representative: Makoto Yamada, President

(Code no.: 4520, Second Section, Tokyo Stock Exchange)

Please address inquiries to Michio Yokokawa

Director of Accounting Division

Telephone: +81-3-5296-6800

Announcement of Revised Results Forecasts

Tokyo, October 28, 2005 – Wakodo Co., Ltd. has announced that in line with recent tendencies in business results, it has revised its financial achievement forecasts for the fiscal year ending March 2006 (April 1, 2005 – March 31, 2006) which was originally released on May 13, 2005.

1.	Revised Results Forecast for the Interim Period of Fiscal 2006 (April 1, 2005 – September 30, 2005)

(Millions of yen, %)

	Net sales	Ordinary income	Net income for the interim period
Previous forecast (A)	15,300	600	350
Revised forecast (B)	15,810	340	220
Increase/decrease (B-A)	510	-260	-130
Percentage increase/decrease (%)	3.3	-43.3	-37.1
Results from the same period of the previous fiscal year (interim period ended September 30, 2004)	15,080	701	407

2.	Revised Consolidated Results Forecast for the Interim Period of Fiscal 2006 (April 1, 2005 – September 30, 2005)

(Millions of yen, %)

	Net sales	Ordinary income	Net income for the interim period
Previous forecast (A)	15,500	700	380
Revised forecast (B)	15,950	430	270
Increase/Decrease (B-A)	450	-270	-110
Percentage increase/decrease (%)	2.9	-38.6	-28.9
Results from the same period of the previous fiscal year (interim period ended September 30, 2004)	15,256	788	443

3.	Revised Results Forecast for Fiscal 2006 (April 1, 2005 – March 31, 2006)

(Millions of yen, %)

	Net sales	Ordinary income	Net income
Previous forecast (A)	32,500	1,600	900
Revised forecast (B)	33,500	1,200	630
Increase/Decrease (B-A)	1,000	-400	-270
Percentage increase/decrease (%)	3.1	-25.0	-30.0
Results from the previous fiscal year ended March 31, 2005	32,100	1,566	1,049

4.	Revised Consolidated Results Forecast for Fiscal 2006 (April 1, 2005 – March 31, 2006)

(Millions of yen, %)

	Net sales	Ordinary income	Net income
Previous forecast (A)	32,900	1,800	950
Revised forecast (B)	33,800	1,400	700
Increase/Decrease (B-A)	900	-400	-250
Percentage increase/decrease (%)	2.7	-22.2	-26.3
Results from the previous fiscal year ended March 31, 2005	32,456	1,789	1,158

5.	Reasons for the Revisions

As for the non-consolidated and consolidated financial results forecasts for this interim period, although net sales increased, our profit rate decreased as our principal products experienced intensified competition from other competitors. And as costs hikes occurred due to increases in raw materials costs among others, sales profits fell short of initial estimates. Moreover, as selling, general and administrative expenses among others exceeded initial estimates, ordinary income and net income for this interim period are expected to fall below initial estimates. Consequently, as our forecasted annual results are also expected to fall short of initial estimates, we have made revisions.

As was announced on May 30, 2005, dividends of 25 yen per share shall be paid for both the interim period and end of the period, and dividends of 50 yen are scheduled for annual payment.

Note: The above estimates were prepared on the basis of information obtainable at the time of this announcement. Actual results may differ from the figures estimated above due to unforeseen circumstances.